October 2, 2014

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:       OFG Bancorp

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-12647

Dear Mr. Rodriguez:

We are responding to your letter, dated September 22, 2014, relating to the filing referenced above of OFG Bancorp (the “Company”). Each of your comments is set forth below, together with our corresponding response. For ease of reference, we have repeated each of your questions or comments, in bold face, immediately prior to our related response.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.      Please include a discussion of the segment operating results as identified in Note 23 in future filings. Refer to Item 303(a)(3) of Regulation S-K.

We acknowledge the Staff’s comments and confirm that in future filings we will include a discussion of the segment operating results as identified in Note 23.

Table 2 – Non-Interest Income Summary

Comparison of the years ended December 31, 2013 and 2012, page 51

2.      You disclose that the higher FDIC loss sharing expense in 2013 compared to prior year periods was primarily attributable to reduced projected losses expected to be collected from the FDIC and the improved accretable yield on covered loans. Please tell us and revise future filings to disclose the underlying factors that led to your revision of the projected losses from the FDIC and the improved accretable yield on covered loans. Additionally, please more fully quantify and explain how material annual changes in individual components of FDIC loss sharing expense, net, impacted the overall annual net change in this account in future filings.

The FDIC loss sharing expense bears an inverse relationship with a change in the yield of covered pools in accordance with ASC 310-30. ASC 310-30 dictates that such pools should be subject to increases in their yield when the present value of the expected cash flows is higher than the pool’s carrying balance. When the increases in cash flow expectations are driven by reductions in the expected credit losses, the Bank recognizes that such losses are no longer expected to be collected from the FDIC. Accordingly, the Bank reduces the FDIC indemnification asset by amortizing the reduction in expected collections throughout the remaining life of the underlying pools. This amortization is recognized in the FDIC loss sharing expense.

The underlying factors that caused an increase in the expected cash flows and resulting reduction in projected losses are derived from the pool-level cash flow forecasts. Credit loss assumptions used to develop each pool-level cash flow forecast are based on the behavior of defaults, recoveries and losses of the corresponding pool of covered loans. The Company developed such credit loss assumptions based on a third-party’s market valuations, which analyzed loan-level migration, pool-level historical performance, and individual appraisal and workout strategies for large heterogeneous loans.

As disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37 of the Form 10K for the year ended December 31, 2013, credit losses recorded in the covered loan portfolio were lower than expected, which resulted in higher than expected cash flows, yield and cost recoveries.

As requested, we will revise future filings to include the foregoing discussion and to more fully quantify and explain how material annual changes in individual components of FDIC loss sharing expense, net, impacted the overall annual net change in this account.

Notes to Consolidated Financial Statements

Note 10. FDIC Loss Share Asset and True-Up Payment Obligation, page 153

3.      Please consider presenting a roll forward of the Clawback liability in future filings for each period presented with commentary to allow an investor to understand the significant drivers of the changes, including how they are reflected in specific Consolidated Statements of Operations line items, as appropriate.

We acknowledge the Staff’s comments and confirm that in future filings we will present a roll forward of the Clawback liability for each period presented with commentary explaining the significant drivers of the changes, including how they are reflected in specific line items of the Consolidated Statements of Operations, as appropriate.

Note 22. Fair Value of Financial Instruments, page 183

4.      Please revise future filings to include quantitative information for Foreclosed real estate measured at fair value on a non-recurring basis as required by ASC 820-10-50-2.bbb.

We acknowledge the Staff’s comments and confirm that in future filings we will include quantitative information for Foreclosed real estate measured at fair value on a non-recurring basis.

Note 24. OFG Bancorp (Holding Company Only) Financial Information, page 193

5.      You classified dividends received from your banking and non-banking subsidiaries of $15.6 million in 2013, $385 million in 2012 and $87 million in 2011 as cash flows from investing activities. Please tell us why you classified these cash inflows to the parent company as investing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16(b) for specific guidance on how to classify dividends received on a statement of cash flows.

The dividends received by the Company from its wholly owned banking and non-banking subsidiaries are accounted under the equity method. Under the equity method, the Company recognizes its share of the earnings or losses of its investment in the wholly owned subsidiaries in the periods for which they are reported by the subsidiaries in their financial statements, rather than in the period in which the subsidiaries declare a dividend. In accordance with ASC 323-10-35-4, the Company adjusts the carrying amount of its investment in the subsidiaries for its share of the earnings or losses of the subsidiaries after the date of investment and reports the recognized earnings or losses in income. Pursuant to ASC 323-10-35-17, dividends received from its subsidiaries reduce the carrying amount of the investment. Therefore, the dividends received by the Company were included in the statement of cash flows as cash flows from investing activities in accordance with ASC 230-10-45-12(b).

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As requested, we hereby acknowledge that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.

Respectfully submitted,

/s/ Ganesh Kumar

Ganesh Kumar

Executive Vice President and CFO